The meeting will be held in person and will be broadcast live via streaming on Ecopetrol's website. The voting process will be conducted electronically. Shareholders are requested to attend the Meeting with their smart mobile devices. If any Shareholder does not have access to a device with the technical requirements required, the company has provided an alternate mechanism for Shareholders to exercise their right to vote. Shareholders who cannot attend the Meeting may be represented by power-of-attorney duly granted in writing to a trusted legal representative, who must meet the requirements established in Article 184 of the Commercial Code. The power of Attorney templates in both Spanish and English can be downloaded from the website at www.ecopetrol.com.co/segundaasamblea-ext2026.eng For the legal representation of the shareholders, compliance will be given to the provisions of the Legal Circular 006 of 2025 regarding the illegal, unauthorized and unsafe practices of securities issuers. CAMILO BARCO MÚÑOZ Chief Executive Officer (e) • If an individual is acting as a proxy representative, the corresponding proxy form must be submitted in its physical form at registration along with any additional documentation required. Certificates of incorporation and legal representation of the companies must have an issuance date not exceeding one month. • To avoid overcrowding, guarantee the adequate participation of all shareholders, registration points will open as of 9:00 a.m. • To expedite the registration process and ensure appropriate participation at the Meeting, in the case of individuals representing as proxy multiple shareholders, it is suggested a proxy representative is only responsible for at most 50 proxy forms. • Only one helper per shareholder requiring additional assistance will be allowed entry. • No kits or refreshments will be provided. • Publicity material or any other type of material that might hamper the normal course of the meeting will not be allowed in the facility and their distribution is strictly prohibited. ADDITIONAL INFORMATION IS AVAILABLE AT: Oficina de Atención al Accionista Shareholder Services Office Telephone Bogotá: +(57) 601307 70 75; rest of the country: +(57) 01 8000 113434 Email: accionistas@ecopetrol.com.co www.ecopetrol.com.co 1. Quorum verification 2. Approval of the Agenda 3. Appointment of the Chairperson of the General Assembly of Shareholders. 4. Appointment of the commission responsible for scrutiny and counting of the votes 5. Appointment of the Principal Committee and the Alternate Committee for the Review and Approval of the Minutes. 6. Consideration and approval of the amendment to Article 20 of Ecopetrol S.A.’s Bylaws, regarding the composition, renewal, and election of the Board of Directors. 7. Consideration and, if the amendment referred to in the preceding item of this Agenda is approved, approval of the instruction to Ecopetrol S.A.’s Board of Directors, including the Board elected at this meeting, to align the Succession Policy for members of the Board of Directors and other internal corporate governance instruments with the amendment to Article 20 of the Bylaws; and determination that, until such alignment is completed, any internal provisions that are inconsistent with the amended Article 20, particularly those establishing as mandatory the inclusion of a minimum number of current members, shall not apply and shall not constitute a prior requirement, condition precedent, or impediment to the comprehensive election contemplated in this notice. 8. Consideration and, solely if required, approval of the waiver granted to Ecopetrol S.A. and/or its Board of Directors with respect to the preparation and delivery of the supporting information regarding the nominees, as well as the internal review, verification, completion, and advisory procedures contemplated in the Succession Policy that could not be completed in a timely manner prior to the election. 9. Comprehensive election of the nine members of Ecopetrol S.A.’s Board of Directors, through the electoral quotient system, for the remainder of the institutional term 2025–2029 The Agenda for the meeting will be the following: Recommendations GENERAL SHAREHOLDERS’ MEETING OF ECOPETROL S.A. The Chief Executive Officer of Ecopetrol S.A. (“Ecopetrol”) hereby summons all Shareholders to the extraordinary Assembly of the General Shareholders’ Meeting to be held on September 15, 2026, starting at 11:00 a.m., at Ecopetrol´s main building located on Carrera 13 No. 36 - 24 in Bogota, D.C. • If you experience symptoms of acute respiratory infection (cough, fever, sore throat, muscle pain), we recommend that you refrain from attending the Meeting and instead follow it live via streaming. If you do attend, please wear a face mask during the Meeting. • Shareholders are invited to update their personal information through the Shareholder Service Office´s mailbox and/or phone number and/or the Shareholder portal available on Ecopetrol´s website.